Investment Advisory Agreement
Calvert Asset Management Company, Inc.
Calvert Social Investment Fund

Addendum to Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Social Investment Fund ("CSIF") dated March 1, 1999, with respect to Calvert Conservative Allocation Fund and Calvert Moderate Allocation Fund (each, a "Fund"), the Advisor is entitled to receive from each Fund an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the appropriate Portfolio.

Calvert Conservative Allocation Fund:	0.00%
Calvert Moderate Allocation Fund:	0.00%

Date: March 8, 2005